VF 3-5-03

** Att. 3/4/2003

03011264

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UNITED STATES
[S]ECURITIES A]ND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC M[AIL PRO]CESSING RECEIVED FEB 2 6 2003 WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Joseph Carroll

DBA: John J. Carroll and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 9th Avenue, Suite 303
(No. and Street)

Vero Beach	Florida	32960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J Carroll — (772) 567-5238
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger, Toombs, Elam & Frank, CPAs
(Name — if individual, state last, first, middle name)

111 Orange Avenue, Ste 300	Fort Pierce	Florida	34950
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 1 2 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Berger, Toombs, Elam
& Frank

Certified Public Accountants Chartered

SunTrust Bank Building
Suite 300
111 Orange Avenue
Fort Pierce, Florida 34950

772/461-6120
FAX: 772/468-9278

Mr. John J. Carroll
d/b/a John J. Carroll & Company
Vero Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of John J. Carroll, d/b/a John J. Carroll & Company for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by John J. Carroll, d/b/a John J. Carroll & Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not bedetected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berger, Toombs, Elam + Frank

CERTIFIED PUBLIC ACCOUNTANTS

January 30, 2003

FINANCIAL STATEMENTS,
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
AND SUPPLEMENTAL INFORMATION

JOHN J. CARROLL
d/b/a JOHN J. CARROLL & COMPANY

December 31, 2002

CONTENTS

John J. Carroll d/b/a John J. Carroll & Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	7,372
Prepaid expenses		708
Commissions receivable		754
Securities owned at fair market value (cost - $130,505)		103,647
Furniture, equipment and automobile, at cost, net of accumulated depreciation of $12,890		214
	$	112,695

LIABILITIES AND PROPRIETOR'S CAPITAL

Commissions payable	$	318
Proprietor's capital		112,377
	$	112,695

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll & Company

STATEMENT OF INCOME AND CHANGES IN PROPRIETOR'S CAPITAL

Year ended December 31, 2002

Revenue	
Commissions	$ 24,432
Net unrealized loss on securities	(25,227)
Dividends and interest	3,066
	2,271
Expenses	
Commissions	13,922
Rent	7,230
Accounting	1,995
Dues, fees and subscriptions	1,270
Other (including depreciation of $172)	5,982
	30,399
Net loss	(28,128)
Proprietor's capital beginning of year	130,169
Proprietor's contributions, net of withdrawals	10,336
Proprietor's capital end of year	$ 112,377

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll & Company

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (28,128)
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	143
Unrealized loss on investments	25,227
Changes in assets and liabilities:	
(Increase) in commissions receivable	(203)
Increase in commissions payable	224
Net cash used in operations	(2,737)
Cash flows from investing activities:	
Acquisition of securities	(6,356)
Net cash used in investing activities	(6,356)
Cash flows from financing activities:	
Capital contributions, net of withdrawals	10,336
Net cash provided by financing activities	10,336
Net increase in cash	1,243
Cash - beginning of year	6,129
Cash - end of year	$ 7,372

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ -

The accompanying notes are an integral part of this statement.

NOTE C - NET CAPITAL (continued)

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2002):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$95,471
Audit adjustments, net	437
Net capital per computation	$95,908

NOTE D - SUBORDINATED LIABILITIES

The Company did not have any liabilities subordinated to claims of general creditors as of December 31, 2002.

NOTE E - ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUPPLEMENTAL INFORMATION

John J. Carroll d/b/a John J. Carroll & Company
COMPUTATION OF NET CAPITAL
Schedule I
Year Ended December 31, 2002

Proprietor's capital per statement of financial condition:		$112,377
Deduct:		
Assets which cannot be readily converted into cash (non-allowable assets)	$ 922	
Haircuts on securities	15,547	16,469
Net capital		95,908
Minimum net capital		25,000
Excess net capital		$ 70,908